SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the period June 20, 2007

Aurelia Energy N.V.

(Translation of registrant’s name into English)

Landhuis Joonchi
Kaya Richard J. Beaujon z/n
Curaçao, Netherlands Antilles

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not Applicable.

Bluewater Holding B.V.: Assessing potential refinancing of Senior Notes due 2012

Bluewater Holding B.V. (the “Company”), a subsidiary of Aurelia Energy N.V., is continuously seeking to maintain its financial flexibility by optimizing its financial structure.

In this respect, the Company is currently assessing the possibility of re-financing its existing USD 335 million 10.25% Senior Notes due 2012, and has retained a financial advisor to assist in respect of potential refinancing transactions.

For information, please contact:

Kees Voormolen
Vice President Finance & Administration
Bluewater Energy Services B.V.
Tel: +31-23-5682 972
Email: kees.voormolen@bluewater.com

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aurelia Energy N.V.

(Registrant)

	By:	/s/ G. E. Elias
United International Trust N.V.,
Represented by G. E. Elias
Managing Director

	By:	/s/ V.M.G. Haseth-Portillo
Represented by V.M.G. Haseth-Portillo
Attorney-in-Fact A
Date: June 20, 2007